SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

ResMed Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-15317	98-0152841
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

9001 Spectrum Center Blvd.

San Diego, California 92123

(Address of Principal Executive Offices)

Michael J. Rider

(858) 836-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and Item 1.02 Conflict Minerals Disclosure and Report, Exhibits Conflict Minerals Disclosure

This Form SD of ResMed Inc. is filed in accordance with Exchange Act Rule 13p-1, and covers the reporting period from January 1, 2023 through December 31, 2023.

The description of our reasonable country of origin inquiry process, the results of our inquiry, and the determination we reached as a result of our reasonable country of origin inquiry process is included in our conflict minerals report attached as an exhibit to this Form SD. A copy of our conflict minerals report for the reporting period January 1, 2023 to December 31, 2023 is provided as Exhibit 1.01 and is available at www.resmed.com> Investors > Corporate Governance > Corporate Governance Documents.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023.

SIGNATURES

We have authorized the person whose signature appears below to sign this report on our behalf, in accordance with the Securities Exchange Act of 1934.

Date: May 30, 2024	RESMED INC.
(registrant)

	By:	/s/ Michael J. Rider
Name: Michael J. Rider
Its: Global General Counsel & Secretary

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